------------------------------------------------------------------------------
------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                             WHITE RIVER CORPORATION
                                (NAME OF ISSUER)


                     Common Stock, Par Value $.01 Per Share
                                 and associated
                          Rights to Purchase Shares of
                Series B Participating Cumulative Preferred Stock
                         (TITLE OF CLASS OF SECURITIES)


                                   964452 10 6
                                 (CUSIP NUMBER)


         Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                Page 1 of 5 pages

CUSIP No. 964452 10 6
------ -----------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JOHN J. BYRNE
       S.S. NO. ###-##-####
------ -----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  /_/
                                                                    (b)  /X/
------ -----------------------------------------------------------------------
3      SEC USE ONLY
------ -----------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
------ ---------------------------- --- -------------------------------------
                                    5   SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                    --- -------------------------------------
       BENEFICIALLY                 6   SHARED VOTING POWER
         OWNED BY                       0
           EACH                     --- -------------------------------------
        REPORTING                   7   SOLE DISPOSITIVE POWER
       PERSON WITH                      0
                                    --- -------------------------------------
                                    8   SHARED DISPOSITIVE POWER
                                        0
------ -----------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
------ -----------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /_/
------ -----------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (9)
       0%
------ -----------------------------------------------------------------------
12     TYPE OF REPORTING PERSON
       IN
------ -----------------------------------------------------------------------

Item 1(a).        NAME OF ISSUER:

         This Statement on Schedule 13G (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of White River Corporation, a Delaware corporation ("White River"), including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        777 Westchester Avenue, Suite 201, White Plains, New York, 10604.

                                Page 2 of 5 pages

Item 2(a).        NAME OF PERSON FILING:

         John J. Byrne.

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         80 South Main Street, Hanover, New Hampshire 03755

Item 2(c).        CITIZENSHIP:

         United States.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

         Common stock, par value $.01 per share, of White River, including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 2(e).        CUSIP NUMBER:

         964452 10 6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

Item 4.           OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED: 0 shares of Common Stock.

         (b)      PERCENT OF CLASS:  0%

         (c)      NUMBER OF SHARES AS TO WHICH MR. BYRNE HAS:

                  (i)      sole power to vote or to direct the vote:
                           0

                  (ii)     shared power to vote or to direct the vote:
                           0

                                Page 3 of 5 pages

                  (iii)    sole power to dispose or to direct the disposition
                           of:
                           0

                  (iv)     shared power to dispose or to direct the disposition
                           of:
                           0

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    February 5, 1999



                                           By:
                                              ---------------------------------
                                               Name: John J. Byrne





                                Page 5 of 5 pages